Exhibit 99.1

Borden Ladner Gervais LLP Bay Adelaide Centre, East Tower 22 Adelaide Street West Toronto, ON, Canada M5H 4E3 T 416.367.6000 F 416.367.6749 blg.com

June 9, 2022

Consent of Borden Ladner Gervais LLP

We hereby consent to the use of our name under the headings “Documents Filed as Part of the U.S. Registration Statement” and “Legal Matters”, and to the reference to our name and use of our opinion under the heading “Eligibility for Investment” in the prospectus supplement dated June 9, 2022 relating to the offering by Cardiol Therapeutics Inc of shares of Cardiol Therapeutics Inc., which forms part of the Registration Statement on Form F-10 (File No. 333-262342).

In giving this consent, we do not acknowledge that we come within the category of persons whose consent is required by the United States Securities Act of 1933, as amended, or the rules and regulations thereunder.

/s/ Borden Ladner Gervais LLP